PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas PHOENIX SAN DIEGO SILICON VALLEY

April 30, 2020

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Scott Anderegg
Jennifer Lopez-Molina

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post Qualification Amendment No. 9
Filed April 7, 2020
File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 15, 2020, relating to the Company’s Post-Qualification Amendment No. 9 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on April 7, 2020 (“Post-Qualification Amendment No. 9”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 10 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 10”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 9 filed on April 7, 2020), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 10.

Post Qualification Amendment No. 9 to Form 1-A

Financial Statements, page F-1

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Securities and Exchange Commission

April 30, 2020

1.	Please update your financial statements and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2019, as required by Part F/S (b)(3)(A) of Form 1-A. As a related matter, please update your executive compensation section for the most recently completed fiscal year end to comply with Item 11 of Form 1- A.

In response to the Staff’s comment, the Company has updated its financial statements, management’s discussion and analysis of financial condition and results of operations and executive compensation for the year ended December 31, 2019 and included them in Post-Qualification Amendment No. 10 being filed concurrently herewith.

Exhibit 12.1

Legal Opinion, page II-2

2.	Please have counsel opine whether purchasers of the Interest will have any obligation to make payments to the limited liability company or its creditors (other than the purchase price for the Interests) or contributions to the limited liability company or its creditors solely by reason of the purchasers' ownership of the Interest. Refer to Staff Legal Bulletin No. 19, Section II.B.1.b.

In response to the Staff’s comment, the Company has updated its legal opinion to comport with Staff Legal Bulletin No. 19, Section II.B.1.b. and attached it as Exhibit 12.1 to the Post-Qualification Amendment No. 10.

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Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 10 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP
/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:	Michael Behrens, My Racehorse CA LLC

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